Exhibit 12.1

Trico Marine Services, Inc.

Computation of Ratios of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	1999(1)	2000(2)	2001(3)	2002(4)	2003(5)
Net income (loss)	$(33,410)	$(12,722)	$(6,923)	$(67,978)	$(164,398)
Amortization of capitalized interest	174	216	215	242	262
Income tax expense (benefit)	(16,770)	(4,946)	(3,317)	14,550	(2,888)

Loss from operations before income taxes	$(50,006)	$(17,452)	$(10,025)	$(53,186)	$(167,024)

Interest on long-term debt expensed	$31,987	$29,883	$26,232	$28,432	$30,159
Interest on long-term debt capitalized	1,206	—	156	737	236
Amortization of deferred financing costs	1,632	1,388	1,366	1,127	977
Estimated portion of rental expense attributable to interest	72	65	69	125	450

Total Fixed Charges	$34,897	$31,336	$27,823	$30,421	$31,822

Earnings (loss) from continuing operations before income taxes and fixed charges, except capitalized interest	$(16,315)	$13,884	$17,642	$(23,502)	$(135,438)

Ratio of earnings to fixed charges	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $51.2 million
(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $17.5 million
(3)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.2 million
(4)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $53.9 million
(5)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $167.3 million